                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D
                   Under the Securities Exchange Act of 1934



                              Echelon Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                         Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   27874N105
--------------------------------------------------------------------------------
                                (CUSIP Number)

                              Salvatore Cardillo
                          Viale Regina Margherita 137
                               00198 Rome, Italy
                               (39) 06-8509-2727
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 11, 2000
--------------------------------------------------------------------------------
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


____________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

---------------------------                               ----------------------
CUSIP NO. 27874N105                    13D
---------------------------                               ----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    S.S OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSONS

      ENEL S.p.A ("ENEL")
      I.R.S. I.D.#

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4            WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6             Italy

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7                                         3,000,000
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                             Not applicable
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9                                         3,000,000
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10                                      Not applicable

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11 3,000,000 shares of the common stock, par value $0.01 (the "Common Stock"), of Echelon Corporation (the "Issuer")
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
12                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
13 7.93% (calculated on the basis of 37,809,187 shares of Common Stock, of which 34,809,187 shares were stated to be outstanding as of July 31, 2000 in the Form 10-Q for the Fiscal Quarter ended June 30, 2000 filed by the Issuer with the Securities and Exchange Commission, and 3,000,000 new shares were issued to ENEL on September 11, 2000)
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                                        CO
------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

ITEM 1.   Security and Issuer.
          -------------------

     This statement on Schedule 13D relates to the common stock, par value $.01 per share (the "Common Stock"), of Echelon Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 415 Oakmead Parkway, Sunnyvale, California 94086.

ITEM 2.   Identity and Background.
          -----------------------

     (a)-(c) The name of the person filing this statement is ENEL S.p.A, a Societa per Azioni incorporated under the laws of Italy ("ENEL"). The business address of ENEL is Viale Regina Margherita 137, 00198 Rome, Italy. ENEL, together with its consolidated subsidiaries, is the principal electricity company in Italy, with the leading position in the generation, transmission, distribution and supply of electricity in Italy.

               Schedule A to this Schedule 13D sets forth identifies ENEL's directors and executive officers as of the date hereof, together with details regarding their present principal occupation or employment where different from ENEL. The business address of each of the persons listed in Schedule A is the same as ENEL's business address provided above.

               ENEL is a state-controlled company, with the Republic of Italy (acting through the Ministry of the Treasury, Budget and Economic Planning) owning approximately 68% of the outstanding share capital of ENEL and possessing certain special powers pursuant to Italian privatization law and ENEL's By-laws.

     (d) During the past five years, neither ENEL nor, to ENEL's knowledge, any person named in Schedule A to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither ENEL nor, to ENEL's knowledge, any person named in Schedule A to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which ENEL or such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to United States Federal or State securities laws or finding any violation with respect to such laws.

     (f) Not applicable to ENEL. Each of the persons identified in Schedule A to this Schedule 13D is an Italian citizen.

ITEM 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     ENEL purchased 3,000,000 newly-issued shares (the "Shares") of the Common Stock for a purchase price of $130,927,500. ENEL funded its investment in the Issuer from working capital. None of the funds used to purchase the Shares consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

     To ENEL's knowledge, this Item 3 is not applicable to the persons named in Schedule A to this Schedule 13D.

ITEM 4.   Purpose of Transaction.
          ----------------------

     ENEL effected the transaction reported in this statement for investment purposes.

     (a)-(c) ENEL has no present plan to (i) acquire additional securities of the Issuer, or to dispose of securities of the Issuer, (ii) effect an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries or (iii) participate in or effect a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

     (d) The Echelon Corporation Common Stock Purchase Agreement, dated as of June 30, 2000 (the "Purchase Agreement"), by and between ENEL and the Issuer, granted ENEL the right to nominate one director to sit on the Issuer's Board of Directors and all successors of such director, provided that ENEL and all the companies controlled by ENEL (together, the "ENEL Group") own at least 2,000,000 Shares. By resolution dated August 17, 2000, the Issuer's Board of Directors amended the Issuer's by-laws to change the maximum number of directors from seven (7) to eight (8), and appointed the initial ENEL nominee to the Board of Directors, effective as of the closing date under the Purchase Agreement (being September 11, 2000).

     (e)-(f) ENEL has no present plan to effect (i) any material change in the Issuer's present capitalization or dividend policy or (ii) any other material change in the Issuer's business or corporate structure.

     (g) ENEL has no present plan to change the Issuer's charter or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person. In connection with the appointment of the ENEL nominee as described above by resolution dated August 17, 2000, the Issuer's Board of Directors amended the Issuer's by-laws to change the maximum number of directors from seven to eight.

     (h)-(j) ENEL has no present plan to (i) cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (ii) cause a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended, or (iii) cause or take any action similar to those enumerated in (a)-(f) above, or (i)-(iii) of this paragraph.

     To ENEL's knowledge, this Item 4 is not applicable to the persons named in Schedule A to this Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a)-(b) ENEL owns of record and beneficially, 3,000,000 shares of Common Stock, representing approximately 7.93% of the total outstanding Common Stock of the Issuer. This percentage amount is calculated on the basis of 37,809,187 shares of Common Stock, of which 34,809,187 shares were stated to be outstanding as of July 31, 2000 in the Form 10-Q for the Fiscal Quarter ended June 30, 2000 filed by the Issuer with the Securities and Exchange Commission and, 3,000,000 new shares were issued to ENEL on September 11, 2000. ENEL has the sole power
(i) to vote or to direct the vote, and (ii) to dispose or to direct the disposition of the 3,000,000 shares of Common Stock, subject to the terms of the Purchase Agreement.

     Mr. Francesco Tato, Director and Chief Executive Officer of ENEL, holds an option to purchase 25,000 shares of Common Stock (the "Option"), pursuant to the terms of the Echelon Corporation Director Option Agreement executed by the Issuer on September 11, 2000, and accepted by Mr. Tato on that same date (the "Option Agreement"). The Option is fully vested and exercisable as of its date of grant. Mr. Tato is deemed to own beneficially 25,000 shares of Common Stock as a result of holding the Option. Upon exercise of the Option, Mr. Tato will have the sole power (i) to vote or to direct the vote, and (ii) to dispose or to direct the disposition of the 25,000 shares of Common Stock issued to him. ENEL disclaims beneficial ownership of the Common Stock deemed to be beneficially owned by Mr. Tato.

     To the knowledge of ENEL, none of the other persons named in Schedule A to this Schedule 13D own of record or beneficially any Common Stock.

     (c) Except as described herein, neither ENEL nor, to the knowledge of ENEL, any person named in Schedule A to this statement on Schedule 13D, has effected any transaction in the Issuer Common Stock during the past 60 days.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     The following is a summary of certain provisions of the (a) Purchase Agreement, (b) Echelon Corporation Voting Agreement, dated as of September 11, 2000 (the "Voting Agreement"), by and among ENEL, the Issuer and the Key Holders (as defined therein), (c) Echelon Corporation Registration Rights Agreement, dated as of September 11, 2000 (the "Registration Rights Agreement"), by and between ENEL and the Issuer, and (d) Option Agreement. This summary is qualified in its entirety by the actual provisions of the foregoing documents, each of which is filed as an Exhibit to this Schedule 13D and is incorporated herein by reference.

     Other than the foregoing, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between ENEL and the Issuer or, to ENEL's knowledge, between either of them and any of the persons named in Schedule A to this Schedule 13D, with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

(a)  Purchase Agreement:
     -------------------

     (i) ENEL shall be entitled to nominate one director to sit on the Issuer's Board of Directors and all successors of such director (collectively the "ENEL Nominee" and upon appointment or election to the Issuer's Board of Directors, the "ENEL Director"), provided that the ENEL Group owns at least 2,000,000 Shares (or such other number of Shares as may be agreed in writing by the Issuer and ENEL).

     (ii) Among other conditions to closing, (A) ENEL and the Issuer shall have entered into an agreement providing for registration rights in respect of the Shares owned by the ENEL Group from time to time and (B) the current directors and chief financial officer of the Issuer shall have entered into a voting agreement providing that all of the voting securities of the Issuer owned and beneficially owned by such persons and certain related persons will be voted to elect each ENEL Nominee and to maintain each ENEL Director continuously in office for so long as ENEL is entitled to nominate a nominee.

     (iii) ENEL shall take such action as may be required so that all shares of voting stock of the Issuer owned by the ENEL Group are voted for the slate of nominees recommended by Issuer's Board of Directors to stockholders for election as directors (which slate shall include the ENEL Nominee), including without limitation to be present, in person or by proxy, at all meetings of stockholders of the Issuer voting for the election of directors. In addition, in connection with certain limited matters set forth in the Purchase Agreement, ENEL shall vote, and shall use its best efforts to cause the other companies in the ENEL Group to vote, at least the same percentage of the voting stock of the Issuer owned by them for or against such matter (as recommended by a designated majority of the Issuer's Board of Directors on such matter) as the percentage of voting stock of the Issuer held by all other stockholders of the Issuer which is voted for or against such matter (as so recommended).

     (iv) Without the prior written consent of the Issuer, ENEL shall not (and ENEL shall not permit any company in the ENEL Group to) acquire, directly or indirectly, beneficial ownership of any voting stock of the Issuer, any securities convertible into or exchangeable for voting stock of the Issuer or any other right to acquire voting stock of the Issuer or authorize or make a tender, exchange or other offer for, or enter into any agreement to effect any of the foregoing, if the effect of such acquisition or offer would be to increase the voting power of all voting stock of the Issuer then beneficially owned by the ENEL Group, or which it has a right to acquire, to more than 10.0% of the total voting power of the Issuer.

     (v) Until the earlier of (i) September 11, 2003 and (ii) 30 days following the date on which it is publicly announced that ENEL has terminated the Research and Development and Technological Cooperation Agreement between the Issuer and one of ENEL's subsidiaries, dated June 28, 2000, for certain material breaches by Issuer, ENEL shall not, and shall not permit any other company in the ENEL Group, to directly or indirectly, sell or transfer any of the Common Stock, with such exceptions as are set forth in the Purchase Agreement.

(b)  Voting Agreement:
     -----------------

     (i) The Issuer and the Key Holders (being the current directors and chief financial officer of the Issuer) shall ensure that the ENEL Nominee is included in the slate of nominees recommended by the Issuer's Board of Directors to stockholders for election as directors.

     (ii)  Each Key Holder shall, and shall cause certain related persons to,
(A) attend in person or by proxy every meeting of stockholders of the Issuer at which a vote to elect an ENEL Nominee, or any other vote regarding or affecting the ENEL Director or an ENEL Nominee, is to be held and (B) vote or cause to be voted all of the voting stock of the Issuer owned and beneficially owned by such Key Holder and his related persons in favor of the election of the ENEL Nominee to the Issuer's Board of Directors or otherwise as ENEL shall recommend.

     (iii) The Voting Agreement shall terminate on the date on which the ENEL Group owns in the aggregate less than 2,000,000 shares of Common Stock, unless terminated earlier by the parties in accordance with the terms thereof.

(c)  Registration Rights Agreement:
     ------------------------------

     (i) The Issuer granted the Holders (being ENEL and any other persons to whom the rights under the Registration Rights Agreement have been transferred in accordance with the terms thereof) registration rights in respect of the Common Stock issued or issuable to ENEL or other companies in the ENEL Group pursuant to the Purchase Agreement ("Registerable Securities").

     (ii) Subject to the terms and conditions set forth in the Registration Rights Agreement, the Holders are entitled to (A) request up to three times that the Issuer effect the registration of not less than 1,000,000 shares of Registrable Securities, (B) participate in any registrations undertaken by the Issuer, subject to pro rata limitation in the event of an underwritten offering, and (C) request registration on Form S-3 under the Securities Act of 1933, as amended provided that the Holders hold in the aggregate not less than 5% of the then-outstanding Registrable Securities and the anticipated price to the public would exceed $1,000,000.

(d)  Option Agreement:
     -----------------

     (i) Mr. Tato's rights under the Option Agreement are subject to the terms of the Echelon Corporation 1998 Director Option Plan (as amended through April 22, 1999), which is incorporated therein by reference.

     (ii) The term of the Option is five years. The Option is fully vested and exercisable as of the date of grant.

     (iii) Mr. Tato may exercise the Option by written notice which shall state the election to exercise the Option and the number of shares in respect of which the Option is being exercised. The exercise price is $41.25 for each share of Common Stock.

     (iv) The Option may not be transferred, other than by will or by the laws of descent or distribution and may be exercised during the lifetime of Mr. Tato, only by Mr. Tato.

ITEM 7.   Materials to be Filed as Exhibits.
          ---------------------------------

          The following documents are filed as exhibits:

        Exhibit No.                               Exhibit
        -----------                               -------
           99.1 Echelon Corporation Common Stock Purchase Agreement, dated as of June 30, 2000, by and between ENEL S.p.A. and Echelon Corporation

           99.2 Echelon Corporation Registration Rights Agreement, dated as of September 11, 2000, by and between Echelon Corporation and ENEL S.p.A.

           99.3 Echelon Corporation Voting Agreement, dated as of September 11, 2000, by and among ENEL S.p.A., Echelon Corporation and the Key Holders (as defined therein)

           99.4 Echelon Corporation Director Option Agreement, executed by the Issuer on September 11, 2000, and accepted by Mr. Tato on that same date

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 20, 2000


                                             ENEL S.p.A.


                                        By: /s/ Francesco Tato
                                            ------------------------------------
                                            Francesco Tato
                                            Director and Chief Executive Officer

                                 Schedule A
                                 ----------

               DIRECTORS AND EXECUTIVE OFFICERS OF ENEL S.p.A.

The following table identifies ENEL's directors as of the date hereof, together with details regarding their present principal occupation or employment where different from ENEL.

       Name            Position at ENEL           Principal Occupation or Employment
                                                       (if different from ENEL)
---------------------------------------------------------------------------------------------
Enrico Testa           Chairman
---------------------------------------------------------------------------------------------
Francesco Tato         Director and Chief
                       Executive Officer
---------------------------------------------------------------------------------------------
Carlo Angelici         Director                   Dean of the Faculty of Law, University "La
                                                  Sapienza" of Rome, Piazzale Aldo Moro 5,
                                                  00185 Rome, Italy
---------------------------------------------------------------------------------------------
Vittorio Grilli        Director                   General Director - Head of Economic
                                                  Analysis and Privatization Department,
                                                  Ministry of the Treasury, Budget and
                                                  Economic Planning of the Republic of Italy,
                                                  Via XX Settembre 97, 00187 Rome, Italy
---------------------------------------------------------------------------------------------
Franco Morganti        Director                   Consultant - Director of South European
                                                  Affairs at Logica Consulting (a
                                                  telecommunications consulting firm), Via
                                                  Conservatorio 22, 20122 Milan, Italy
---------------------------------------------------------------------------------------------
Claudio Poggi          Director
-------------------------------------------------------------------------------------------

The following table identifies ENEL's executive officers as of the date hereof. None of such persons presently has a principal occupation or employment different from ENEL.

               Name                                    Position at ENEL
------------------------------------------------------------------------------------------
Mario Barozzi                       Director of Strategic Affairs Department
------------------------------------------------------------------------------------------
Alessandro Bufacchi                 Director of E-Business Development Department
------------------------------------------------------------------------------------------
Antonio Cardani                     Director of Audit Department
------------------------------------------------------------------------------------------
Salvatore Cardillo                  Director of Department of Legal Affairs
------------------------------------------------------------------------------------------
Giuseppe Carta                      Director of Regulatory Relations Department
------------------------------------------------------------------------------------------
Fulvio Conti                        Chief Financial Officer
------------------------------------------------------------------------------------------
Mario Dal Co                        Director of Information and Communications Department
------------------------------------------------------------------------------------------
Angelo Delfino                      Director of Personnel Department
------------------------------------------------------------------------------------------
Massimo Romano                      Director of Department of Institutional and
                                    International Affairs
------------------------------------------------------------------------------------------
Claudio Sartorelli                  Director of Corporate Affairs Department
------------------------------------------------------------------------------------------
Luciana Tarozzi                     Director of Accounting Department
------------------------------------------------------------------------------------------

                                 EXHIBIT INDEX
                                 -------------

        Exhibit No.                             Exhibit
        ----------                              -------
           99.1 Echelon Corporation Common Stock Purchase Agreement, dated as of June 30, 2000, by and between ENEL S.p.A. and Echelon Corporation

           99.2 Echelon Corporation Registration Rights Agreement, dated as of September 11, 2000, by and between Echelon Corporation and ENEL S.p.A.

           99.3 Echelon Corporation Voting Agreement, dated as of September 11, 2000, by and among ENEL S.p.A., Echelon Corporation and the Key Holders (as defined therein)

           99.4 Echelon Corporation Director Option Agreement, executed by the Issuer on September 11, 2000, and accepted by Mr. Tato on that same date